Exhibit 99.4

SRN:
Trinity Biotech plc
(the “Company”)
Form of Proxy

For use at the annual general meeting to be held at the Company’s registered office at IDA Business Park, Bray, County Wicklow, Ireland, A98 H5C8, on 30 September 2025 at 10:00 am (the “Annual General Meeting”).

I/We          ________________________________________________________________
(BLOCK LETTERS)

of          ________________________________________________________________
being a member/members of the above Company hereby appoint the chairman of the Annual General Meeting.

*or __________________________________________________________
as my/our proxy to attend, speak, vote and to demand or join in demanding a poll for me/us on my/our behalf at the said meeting of the Company to be held at 10:00 am on 30 September 2025 and at any adjournment thereof.

I/We direct that my/our vote(s) be cast on each specified resolution as indicated by an X in the appropriate box below.

This proxy may be exercised in respect of all / ____________** shares registered in my/our name(s).

*If it is desired to appoint another person as proxy, these words should be deleted and the name and address of the proxy, who need not be a member of the Company be inserted.

**Where a proxy is not to have the authority to vote all shares registered in the name of the member/members, the member/members should specify the number of shares which may be voted by the proxy, where indicated above.  Where the number of shares is not inserted, a proxy will be deemed to have authority to vote all of the shares registered in the member’s/members’ name(s).

RESOLUTIONS	For	Against	Withheld

Resolution 1 Reappointment of statutory auditor.	☐	☐	☐
Resolution 2 Remuneration of statutory auditor.	☐	☐	☐
Resolution 3 Reduce the nominal (par) value of each of the Company’s A Ordinary Shares.	☐	☐	☐
Resolution 4 Increase the Company’s authorised share capital.	☐	☐	☐
Resolution 5 Refresh the Board’s authority to allot and issue new shares in the Company.	☐	☐	☐
Resolution 6 Refresh the Board’s authority to allot and issue new shares for cash without applying Irish statutory pre-emption rights.	☐	☐	☐

Dated this          day of September 2025

Signature          _____________________________

Notes:

1.
Where used in this Notice the expressions “American Depositary Receipt” or “ADR” means an American depositary receipt evidencing one or more American depositary share(s), each of which in turn represents twenty A Ordinary Shares.

2.
Any member entitled to attend and vote at this meeting may appoint a proxy who need not be a member of the Company to attend, speak and vote in his/her place.  Completion of the enclosed form of proxy will not affect the right of a member to attend and vote at this meeting in person.

3.
To be valid, forms of proxy duly signed together with the power of attorney or such other authority under which they are signed (or certified copy of such power or authority), must be lodged with Computershare Investor Services Ireland, 3100 Lake Drive, Citywest Business Campus, Dublin 24, D24 AK82, Ireland, not later than 28 September 2025 at 10:00 am (or in the case of an adjournment, 48 hours before the time appointed for the holding of the meeting).

4.
The record date for the annual general meeting is 27 August 2025.  Only those shareholders on the register of members and holders of ADRs at close of business on that date are entitled to vote at the annual general meeting or at any adjournment or postponement thereof.

5.	ADR holders may instruct the ADR depositary, The Bank of New York Mellon (BNY), as to the way in which the shares represented by their ADRs should be voted by completing and returning the voting card provided by BNY in accordance with the instructions delivered by BNY to ADR holders.

6.
Voting on each of the resolutions will be decided on a poll.  This means that shareholders who do not attend the annual general meeting in person but have validly submitted a form of proxy will have their votes taken into account according to the number of shares they hold.

7.	All references to time in this Notice are to Irish Standard Time (as set out in the Standard Time Act 1968 and the Standard Time (Amendment) Act 1971).

8.
The board reserves the right to withdraw any resolution contained in the notice of meeting from the business of the Annual General Meeting at any time up to the commencement of the Annual General Meeting.

9.
The proxy appointed shall not vote or attempt to exercise the right to vote attached to the shares, other than in accordance with instructions set out in this form of proxy.  The proxy shall not have the right to vote the shares on any matter that comes before the meeting other than those specifically set out in the notice of meeting.